Universal Movers Corporation

125 Beech Hall Road

London, Greater London E4 9NN, UK

Telephone No.: +44 20 3734 7531

Email.: shahzad@universal-movers.com

December 16, 2013

VIA EDGAR

Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Universal Movers Corporation

       Amendment No. 2 to Registration Statement on Form S-1

       Filed on or about December 16, 2013

       File No. 333-191904

Dear Ms. Susan Block:

Pursuant to the staff's comment letter dated December 13, 2013, we respectfully submit this letter on behalf of Universal Movers Corporation, a Nevada corporation (the "Company").

Amendment No. 2 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on or about December 16, 2013.

The staff's comments are reproduced in bold in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. Please update the financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

Company response: Under Regulation S-X, the Company is not required until February 15, 2014, to update its financial statements to include the fiscal quarter ending December 31, 2013 . But the company confirms and will update its financial statements when necessary to comply with Rule 8-08 S-X.

2. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Company response: An updated consent has been included within this filing.

Prospectus Summary, page 5

3. We note your response to our prior comment 7 and reissue in part. Consistent with your disclosure on page 8 and elsewhere, please disclose in the summary that you require a minimum of $45,000 to implement your business plan over the next 12 months.

Company response: The company has added the following disclosure on page 5:

" To implement our business plan we require a minimum funding of $45,000 over the next twelve months."

4. We note your response to our prior comment 8. Consistent with your disclosure on page 20, please clarify on page 8 that Mr. Ahmend has no legal obligation to loan you the funds for use to continue keeping your reporting status and that there is no guarantee he will do so.

Company response:  The company has added the following disclosure on page 8:

" If we do not generate any revenue we may need a minimum of $15,000 of additional funding to pay for legal and accounting fees, and for costs associated with being a “reporting issuer” under the Securities Exchange Act of 1934, as amended SEC filing requirements.  Shahzad Ahmed, our President, Treasurer, sole officer and sole director, has agreed to loan the Company funds, however, he has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company and there is also no guarantee that he will continue to loan the funds to the company in the future as well."

Risk Factors, page 8

It may not be possible for you to have adequate internal controls, page 9

5. Please revise this subheading, as it currently says it may not be possible for “you” to have adequate internal controls.

Company response: The company acknowledges this comment and has revised the subheading.

We intend to become subject to the periodic reporting requirements, page 11

6. We note your response to our prior comment 14 and reissue in part. Please provide support for your belief that you will be able to absorb the additional costs of being a public company once you start making revenue and address any risk of the ability of your company to absorb such costs.

Company response: The company has revised the following disclosure on page 11:

The company has removed the text "and we will be able to absorb these costs when we start making revenue." and has added the following disclosure on page 11.

" The incurrence of such costs will be an expense to our operations and therefore have a negative effect on our ability to meet our overhead requirements and earn a profit. If we don't raise the minimum 25% from this offering, the company would be required to cease business operations and as a result, investors would lose all of their investment."

Description of Business, page 20

7. We note your response to our prior comment 16. Please clarify what you mean that so far Mr. Ahmed has agreed to loan us the funds “till we don’t start to make revenue.”

Company response: The company has revised the paragraph and removed "But so far Mr. Ahmed has agreed to loan us the funds till we don't start to make revenue" from the document.

Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256 and at tpuzzo@msn.com, with any questions or comments.

Sincerely,

/s/ Shahzad Ahmed

Universal Movers Corporation

Shahzad Ahmed

President

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